UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1)*

C&D Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

124661109

(CUSIP Number)

Michael H. Kalb

Sun Capital Securities, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. . 124661109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Unites States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 2,854,334 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 2,854,334 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,854,334 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.1%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 hereby amends the Statement on Schedule 13D (the “Schedule 13D”) previously filed on November 7, 2006, by SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”) of C&D Technologies, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 5.                                 Interest in Securities of the Issuer.

(a) — (b)  As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 2,854,334 shares of the Common Stock of the Issuer, or approximately 11.1% of the Issuer’s outstanding Common Stock.

(c)                              Except as provided in the Schedule 13D, the dates of the transactions, the amounts of such securities involved in such transactions, and the average price per share of Common Stock for such transactions on such dates for all purchases and sales of Common Stock made by the Reporting Persons in the past 60 days are set forth in Exhibit A attached hereto.  Unless otherwise indicated on Exhibit A, all transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

Item 7.                                 Materials to be Filed as Exhibits.

Exhibit A                                                                       Transactions of Common Stock of the Issuer by the Reporting Persons in the past 60 days.

Exhibit B                                                                         Joint Filing Agreement, dated December 15, 2006, by and among each of the Reporting Persons.

Exhibit C                                                                         Limited Power of Attorney, dated June 29, 2006, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2006	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: December 15, 2006	*By:	/s/ Michael H. Kalb	Attorney-in-Fact
Michael H. Kalb

EXHIBIT A

Transactions in the Common Stock of Issuer by Reporting Persons in the past 60 days

Date of Transaction	Shares Purchased	Average Purchase Price per Share

12/13/2006	223,000	$4.32
12/14/2006	50,584	$4.38
12/15/2006	51,200	$4.41

Exhibit B

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: December 15, 2006	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: December 15, 2006	*By:	/s/ Michael H. Kalb	Attorney in Fact
Michael H. Kalb

EXHIBIT C

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”), Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (each a “Reporting Person” and collectively, the “Reporting Persons”), having a place of business at 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486, hereby appoints each of Michael H. Kalb and Deryl C. Couch as his or its true and lawful Attorney-in-Fact (each, an “Attorney-in-Fact”), to act for and on behalf of and in the name, place and stead of each Reporting Person to:

(i)                                     prepare, execute and file, for and on behalf of each Reporting Person any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 (or any successor schedules or forms adopted under the Exchange Act) and any amendments to any of the foregoing; and

(ii)                                  do and perform any and all acts and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of any Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by, each Reporting Person, it being understood that the documents executed by the Attorney-in-Fact on behalf of any Reporting Person pursuant to this Limited Power of Attorney shall be in such form and shall contain such terms, conditions or information as the Attorney-in-Fact may approve in the Attorney-in-Fact’s discretion.

The undersigned hereby grants to each Attorney-in-Fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as each Reporting Person might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the Attorney-in-Fact shall lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

This Limited Power of Attorney will remain effective until revoked by a Reporting Person.

This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to any principles of conflicts of laws.

IN WITNESS WHEREOF, each Reporting Person has caused his or its name to be hereto signed and these presents to be acknowledged by its duly elected and authorized officer this 29th day of June 2006.

SCSF Equities, LLC

By :	/S/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By :	/S/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By :	/S/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By :	Sun Capital Securities, LLC
Its:	General Partner

By :	/S/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By :	/S/ MARC J. LEDER
Name:	Marc J. Leder
Its:	Co-CEO

/S/ MARC J. LEDER
Marc J. Leder

/S/ RODGER R. KROUSE
Rodger R. Krouse

Notarization for Marc J. Leder

STATE OF FLORIDA                    )

) ss:

COUNTY OF PALM BEACH       )

The foregoing instrument was acknowledged before me this 29th day of June, 2006, by Marc J. Leder.

/S/ JANINE GORDON
(NOTARY SEAL)	Signature of Notary Public-State of Florida

Janine Gordon
Name of Notary Typed, Printed, or Stamped

Personally Known ☒	Produced Identification ☐
Type of Identification Produced

Notarization for Rodger R. Krouse

STATE OF FLORIDA                    )

) ss:
COUNTY OF PALM BEACH       )

The foregoing instrument was acknowledged before me this 29th day of June, 2006, by Rodger R. Krouse.

/S/ JANINE GORDON
(NOTARY SEAL)	Signature of Notary Public-State of Florida

Janine Gordon
Name of Notary Typed, Printed, or Stamped

Personally Known ☒	Produced Identification ☐
Type of Identification Produced